# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COSCIENS Biopharma Inc., CIK 0001113423
CUSIP: 22112H101
Title of class of securities: Common stock, no par value
Address of issuer's principal executive offices: C/O BORDEN LADNER GERVAIS, LLP, 22 ADELAIDE STREET WEST, SUITE 3400, TORONTO, Ontario Canada (A6), M5H 4E3
Date of event which requires filing of this statement: 03/01/2026
Filed by CIK 0001305386
Persons authorized to receive notices and communications: Peter Puccetti, 2845 Bristol Circle, Oakville, Ontario Canada (A6), L6H 6X5, (416) 203-2022

## Reporting persons
- Peter Puccetti (CIK 0001305386): type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,687; sole dispositive power 0; shared dispositive power 15,687; aggregate amount beneficially owned 15,687 (0.5% of the class)
- Puccetti Funds Management Inc. (CIK 0002050155): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 15,687; sole dispositive power 0; shared dispositive power 15,687; aggregate amount beneficially owned 15,687 (0.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, no par value
Name of issuer: COSCIENS Biopharma Inc.
Address of issuer's principal executive offices: C/O BORDEN LADNER GERVAIS, LLP, 22 ADELAIDE STREET WEST, SUITE 3400, TORONTO, Ontario Canada (A6), M5H 4E3

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 3 to Schedule 13D/A is being filed by the following: (i) Peter Puccetti and (ii) Puccetti Funds Management Inc., an Ontario corporation ("Puccetti Funds" and, together with Peter Puccetti, the "Reporting Persons"), with respect to the 15,687 Shares of Common Stock directly owned by Puccetti Funds. Puccetti Funds is owned by Peter Puccetti.

Termination of Joint Filing Agreement: Effective March 1, 2026 (the "Closing Date"), 1354037 Ontario Inc., a company wholly-owned by Peter Puccetti ("Ontario Inc."), sold all of its equity interest in Goodwood Inc. ("Goodwood"), the investment manager of Goodwood Fund ("Goodwood Fund"), which beneficially owns 241,570 Shares of Common Stock (the "Goodwood Fund Shares") that were previously reported as being beneficially owned by the Reporting Persons, to Nour Private Management Inc. ("Nour Private Management"), an affiliate of Nour Private Wealth Inc. ("Nour Private Wealth" and, together with Nour Private Management, "Nour"). As a result of this transaction, Peter Puccetti no longer owns or controls Goodwood, Goodwood Fund, or the Goodwood Fund Shares. In connection therewith, the Joint Filing Agreement dated December 19, 2024 (the "Joint Filing Agreement") among Goodwood, Goodwood Fund, and Puccetti Funds, which was previously filed as Exhibit 99.1 to the Schedule 13D/A filed on December 20, 2024, was terminated pursuant to that certain Termination of Joint Filing Agreement entered into by the parties thereof effective as of the Closing Date. As a result, Peter Puccetti, Goodwood, Goodwood Fund, and Puccetti Funds are no longer acting as a group with respect to the securities of COSCIENS Biopharma Inc. (the "Issuer"), and the parties have ceased to have any agreement, arrangement, or understanding with one another regarding the acquisition, holding, voting, or disposition of securities of the Issuer. Notwithstanding the foregoing, Nour is required to consult with Peter Puccetti before buying or selling any securities of the Issuer held by Goodwood Fund. These consultation covenants do not grant Peter Puccetti any right to approve, disapprove, or veto any such transaction, and accordingly do not confer voting power or dispositive power over any securities of the Issuer as those terms are defined in Rule 13d-3. Accordingly, this Amendment No. 3 is being filed solely by Peter Puccetti and Puccetti Funds Management Inc.
Residence or business address: The principal business address of each of the Reporting Persons is 2845 Bristol Circle, Oakville, Ontario L6H 6X5.
Present principal occupation or employment: The principal occupation of Mr. Puccetti is serving as a portfolio manager and investment advisor to various investment vehicles and funds. Mr. Puccetti is also currently serving as interim Chief Executive Officer and Chairman of the Board of the Issuer. In addition, Mr. Puccetti provides transitional advisory services to clients of Goodwood and may provide advisory services to Nour in the future. These advisory roles do not grant Mr. Puccetti voting power or dispositive power over any securities of the Issuer. The principal business of Puccetti Funds is to serve as an investment vehicle for Mr. Puccetti.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to as civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Puccetti Funds is organized under the laws of Ontario. Mr. Puccetti is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Goodwood Fund Shares previously reported as being beneficially owned by the Reporting Persons were previously purchased with working capital of Goodwood Fund and the remaining Shares of Common Stock reported herein as continuing to be beneficially owned by the Reporting Persons were purchased with working capital of Puccetti Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. An aggregate of approximately $45,171.98, including brokerage commissions, was used to acquire the remaining Shares reported as continuing to be beneficially owned by the Reporting Persons herein. An aggregate of approximately $1,579,611.92, including brokerage commissions, was used to acquire the Goodwood Fund Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Sale of Goodwood Inc. and Reduction of Beneficial Ownership

On the Closing Date, Ontario Inc., a company wholly-owned by Peter Puccetti, sold all of its equity interest in Goodwood, the investment manager of Goodwood Fund, which beneficially owns the Goodwood Fund Shares that were previously reported as being beneficially owned by the Reporting Persons, to Nour Private Management, an affiliate of Nour Private Wealth. As a result of this transaction, Peter Puccetti no longer owns or controls Goodwood, Goodwood Fund, or the Goodwood Fund Shares. In connection therewith, the Joint Filing Agreement among Goodwood, Goodwood Fund, and Puccetti Funds, which was previously filed as Exhibit 99.1 to the Schedule 13D/A filed on December 20, 2024, was terminated pursuant to that certain Termination of Joint Filing Agreement entered into by the parties thereof effective as of the Closing Date. As a result, Peter Puccetti, Goodwood, Goodwood Fund, and Puccetti Funds are no longer acting as a group with respect to the securities of the Issuer, and the parties have ceased to have any agreement, arrangement, or understanding with one another regarding the acquisition, holding, voting, or disposition of securities of the Issuer.

Following the Closing Date of this transaction, the Reporting Person's beneficial ownership of the Shares of Common Stock was reduced from approximately 257,257 Shares of Common Stock (approximately 8.2% of the outstanding Shares of Common Stock) to 15,687 Shares of Common Stock (approximately 0.5% of the outstanding Shares of Common Stock), which are held indirectly by Peter Puccetti through Puccetti Funds.

Continuing Relationships: In connection with the sale of Goodwood, Peter Puccetti entered into certain arrangements with Nour as described below. These arrangements are being disclosed pursuant to this Item 4 and Item 6 of this Schedule 13D/A. These arrangements do not confer beneficial ownership of the Shares of Common Stock beneficially owned by Goodwood Fund under Rule 13d-3, as none of the arrangements conveys voting power or dispositive power to Peter Puccetti over such Shares of Common Stock.

Transitional Advisory Services: Following the Closing Date, Peter Puccetti is providing transitional advisory services to assist in the orderly transition of certain clients of Goodwood to alternative investment advisors, which may include Nour, at the clients' election. These services are administrative in nature and do not grant Peter Puccetti any voting power or dispositive power over securities of the Issuer held by Goodwood Fund or any other entity.

Anticipated Future Advisory Role: Peter Puccetti may provide advisory services to Nour in the future. Any such advisory relationship, if provided, are expected to be consultative in nature and would not grant Peter Puccetti voting power or dispositive power over securities of the Issuer held by Nour or its affiliates.

The Reporting Persons acquired the Shares of Common Stock for investment purposes. The Reporting Persons will continue to evaluate their investment in the Issuer on an ongoing basis and may, depending upon various factors including, without limitation, the Issuer's business, financial condition, results of operations and prospects, the market for the Shares of Common Stock, general economic and industry conditions, the relative attractiveness of alternative business and investment opportunities, the financial condition and capital needs of the Reporting Persons and other future developments, take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares of Common Stock or disposing of all or a portion of their Shares of Common Stock, in the open market, in privately negotiated transactions or otherwise.

On August 26, 2025, the Issuer filed a Form 25 with the U.S. Securities and Exchange Commission (the "SEC") in order to effect a voluntary delisting from NASDAQ, which became effective as of September 5, 2025. As the Issuer has previously reported, the delisting from NASDAQ was the first step in the Issuer's efforts to further reduce administrative costs by seeking to deregister from, and terminate or suspend its reporting obligations under, the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as it is able to do so, including its obligations to file and submit annual reports on Form 20-F and reports on Form 6-K in the U.S. with the SEC. In connection therewith, the Issuer is continuing to explore potential alternatives to effect such a termination or suspension of its U.S. reporting obligations under the Exchange Act and expects to submit a related proposal to shareholders at its annual shareholder meeting to be held in June 2025.

Except as set forth in this Item 4 and in Item 6, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D/A.

Prior Engagement with the Issuer

On May 30, 2025, the Issuer entered into a resolution agreement (the "Resolution Agreement") with Goodwood, Goodwood Fund and Puccetti Funds (collectively, the "Goodwood / Puccetti Entities") to resolve matters relating to the 2025 annual and special meeting of the Issuer's shareholders that had been scheduled to be held on June 26, 2025 (the "2025 Annual Meeting"). Pursuant to the Resolution Agreement, the Issuer implemented a consensual reconstitution of its board of directors, which resulted in the Issuer's board of directors being reconstituted, on May 30, 2025, to comprise the following six directors: Anthony J. Giovinazzo, Ulrich Kosciessa, Ronald W. Miller, Peter H. Puccetti, Robert A. Seager and David Spear (the "Reconstituted Board"). At the 2025 Annual Meeting subsequently adjourned to June 30, 2025, the Issuer nominated for re-election as directors the six individuals who continue to serve on the Reconstituted Board. The Goodwood / Puccetti Entities agreed and voted all of the 257,257 Shares of Common Stock, or approximately 8.2% of the outstanding Shares of Common Stock, then beneficially owned, or controlled or directed, directly or indirectly, by the Goodwood / Puccetti Entities in favor of the re-election of these six directors at the 2025 Annual Meeting.

The Reconstituted Board announced an intention to actively review the Issuer's prospects and opportunities, and to take the actions they deem necessary to best position the Issuer to create value for shareholders. Mr. Puccetti was appointed as Chair of the Reconstituted Board and continues to serve in that role as at the date hereof. In addition, on November 14, 2025, Mr. Puccetti was announced as interim Chief Executive Officer of the Issuer.

The foregoing description of the Resolution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 99.1, and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the Closing Date, Peter Puccetti and Puccetti Funds beneficially own an aggregate of 15,687 Shares of Common Stock, representing approximately 0.5% of the Shares of Common Stock outstanding. The percentage of Shares of Common Stock reported to be beneficially owned is based upon 3,183,330 Shares of Common Stock outstanding as of December 31, 2025, as reported in the Issuer's Report on Form 20-F, filed with the SEC on March 25, 2026.

See rows (7) through (10) and rows (11) and (13) of the cover pages to this Schedule 13D/A for the number and percentage of Shares of Common Stock beneficially owned by each Reporting Person and the number of Shares of Common Stock as to which each Reporting Person has sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and Item 2 above for the applicable information required by Item 2 with respect to the Reporting Persons who share power to vote or to direct the vote or to dispose or direct the disposition of the Shares of Common Stock referenced herein.
Transactions in the class effected during the past sixty days: The transactions in the Shares of Common Stock effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule A and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On the Closing Date, as a result of the sale of all of Peter Puccetti's indirect equity interest in Goodwood to Nour, the Reporting Persons ceased to beneficially own more than five percent of the outstanding Shares of Common Stock. Peter Puccetti continues to beneficially own 15,687 Shares of Common Stock (approximately 0.5% of the outstanding Shares of Common Stock) through Puccetti Funds. The Reporting Persons are no longer required to file reports pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, unless and until they again become the beneficial owners of more than five percent of the outstanding Shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Termination of Joint Filing Agreement

The Joint Filing Agreement which was previously filed as Exhibit 99.1 to the Schedule 13D/A filed on December 20, 2024, was terminated pursuant to that certain Termination of Joint Filing Agreement entered into by the parties thereof effective as of the Closing Date. As a result of the sale of all of Peter Puccetti's indirect interest in Goodwood to Nour, the Reporting Persons ceased to have any ownership interest in, or control over, Goodwood, Goodwood Fund or the 241,570 Goodwood Fund Shares previously reported as being beneficially owned by the Reporting Persons are no longer beneficially owned by them. As a result of the foregoing, Peter Puccetti, Goodwood, Goodwood Fund, and Puccetti Funds are no longer acting as a group with respect to the securities of the Issuer and the parties have ceased to have any agreement, arrangement, or understanding with one another regarding the acquisition, holding, voting, or disposition of securities of the Issuer, except as discussed below.

Sub-Advisory Agreement

Goodwood and Nour are parties to a Sub-Advisory Agreement dated November 11, 2025 (the "Sub-Advisory Agreement"), which will remain in place following the Closing Date. Peter Puccetti us not party of the Sub-Advisory Agreement. Section 2.4 of the Sub-Advisory Agreement provides that Nour, in its capacity as investment manager of Goodwood Fund, shall not buy or sell any securities of the Issuer or make any public comments regarding the Issuer, without consulting with Peter Puccetti.

Although this consultation covenant requires Nour to consult with Peter Puccetti before buying or selling securities of the Issuer, it does not grant Peter Puccetti any right to approve, disapprove, or veto any transaction, and accordingly does not confer voting power or dispositive power over any securities of the Issuer as those terms are defined in Rule 13d-3. Accordingly, the Sub-Advisory Agreement does not result in the Reporting Persons beneficially owning securities of the Issuer held by Goodwood Fund.

A copy of the Sub-Advisory Agreement is filed as Exhibit 99.2 to this Schedule 13D/A and is incorporated herein by reference. The foregoing description of the Sub-Advisory Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement.

Advisory Relationships

Following the Closing Date, Peter Puccetti is providing transitional advisory services to assist in the orderly transition of certain clients of Goodwood to alternative investment advisors, which may include Nour, at the clients' election. These services are administrative in nature and do not grant Peter Puccetti any voting power or dispositive power over securities of the Issuer held by Goodwood Fund or any other entity.

Resolution Agreement

The information set forth in Item 4 regarding the Resolution Agreement dated May 30, 2025 and the Issuer's filing of Form 25 is incorporated herein by reference.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Resolution Agreement dated as of May 30, 2025

Exhibit 99.2 - Sub-Advisory Agreement dated November 11, 2025 between Goodwood Inc. and Nour Private Wealth Inc.

Exhibit 99.3 - Termination of Joint Filing Agreement dated April 3, 2026, by and between Goodwood Fund, Goodwood Inc., and Puccetti Funds Management Inc.

## Signatures
- Peter Puccetti: /s/ Peter Puccetti, Peter Puccetti (04/17/2026)
- Puccetti Funds Management Inc.: /s/ Peter Puccetti, Peter Puccetti, President (04/17/2026)